# SEC Schedule 13D/A (Amendment No. 5) — Beneficial ownership report by holders of more than 5% of a class

Issuer: REED'S, INC., CIK 0001140215
CUSIP: 758338404
Title of class of securities: Common Stock, par value $0.0001 per share
Address of issuer's principal executive offices: 501 Merritt 7 Corporate Park, PH, Norwalk, Connecticut (CT), 06851
Date of event which requires filing of this statement: 05/20/2026
Amends the filing with accession number 0001493152-25-004354
Filed by CIK 0001980084
Persons authorized to receive notices and communications: Ruba Qashu, Dickinson Wright, 3579 Valley Centre Dr., Suite 100, San Diego, California (CA), 92130, (949) 355-5405

## Reporting persons
- DENG, SHUFEN (CIK 0001980084): type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,995,422; sole dispositive power 0; shared dispositive power 5,995,422; aggregate amount beneficially owned 6,363,069 (53.5% of the class)
  Comment: Rows 7-10: Deng Shufen is one of D&D's director designees to the board of directors of the Issuer. Her beneficial ownership arises from becoming an authorized signatory of D&D on May 20, 2026. Row 11: the 367,647 shares held directly by ERM are attributed to Shufen Deng solely by virtue of the Reporting Persons' status as a group under Rule 13d-5(b)(1), yielding an aggregate of 6,363,069 shares; Shufen Deng disclaims beneficial ownership of all shares reported hereunder as beneficially owned except to the extent of any pecuniary interest therein. Does not include 1,250,000 warrant shares, which are not beneficially owned because they are subject to a 4.99% exercise blocker (see Item 5).
- Era Regenerative Medicine Ltd (CIK 0002053961): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Virgin Islands British (D8); member of a group; source of funds: working capital (WC), other (OO); sole voting power 367,647; shared voting power 5,995,422; sole dispositive power 367,647; shared dispositive power 5,995,422; aggregate amount beneficially owned 6,363,069 (53.5% of the class)
  Comment: Rows 7-11: ERM holds sole voting and dispositive power over 367,647 shares held directly by ERM, and shares voting and dispositive power over 5,956,737 shares plus 38,685 warrant shares held by D&D, of which ERM is the sole shareholder. Aggregate of 6,363,069 shares. Does not include 1,250,000 warrant shares, which are not beneficially owned because they are subject to a 4.99% exercise blocker (see Item 5).
- D&D Source of Life Holding Ltd. (CIK 0001979652): type of reporting person: other (OO); citizenship or place of organization: Cayman Islands (E9); member of a group; source of funds: working capital (WC), other (OO); sole voting power 0; shared voting power 5,995,422; sole dispositive power 0; shared dispositive power 5,995,422; aggregate amount beneficially owned 6,363,069 (53.5% of the class)
  Comment: Rows 7-10: D&D shares voting and dispositive power over 5,956,737 shares plus 38,685 warrant shares held directly by D&D (5,995,422 shares). Row 11: the 367,647 shares held directly by ERM are attributed to D&D solely by virtue of the Reporting Persons' status as a group under Rule 13d-5(b)(1), yielding an aggregate of 6,363,069 shares; D&D disclaims beneficial ownership of those 367,647 shares except to the extent of any pecuniary interest therein. Does not include 1,250,000 warrant shares, which are not beneficially owned because they are subject to a 4.99% exercise blocker (see Item 5).
- DAI, SIQI: type of reporting person: individual (IN); citizenship or place of organization: Hong Kong (K3); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 0; shared voting power 5,995,422; sole dispositive power 0; shared dispositive power 5,995,422; aggregate amount beneficially owned 6,363,069 (53.5% of the class)
  Comment: Rows 7-10: Dai Siqi's beneficial ownership arises by virtue of being the sole director and shareholder of ERM (which is the sole shareholder of D&D) and being an authorized signatory of D&D; Dai Siqi disclaims beneficial ownership of all shares reported hereunder as beneficially owned except to the extent of any pecuniary interest therein. Does not include 1,250,000 warrant shares, which are not beneficially owned because they are subject to a 4.99% exercise blocker (see Item 5).

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.0001 per share
Name of issuer: REED'S, INC.
Address of issuer's principal executive offices: 501 Merritt 7 Corporate Park, PH, Norwalk, Connecticut (CT), 06851
Comment: This Schedule 13D relates to the common stock, par value $0.0001 per share, of Reed's, Inc., a Delaware corporation. The address of the principal executive offices of the Issuer is 501 Merritt 7 Corporate Park, Norwalk, Connecticut 06851. The Common Stock is listed on the NYSE American under the symbol "REED." Effective October 31, 2025, the Issuer effected a 1-for-6 reverse stock split of its Common Stock, and the Common Stock was assigned a new CUSIP number, 758338404, in connection therewith.

## Item 2. Identity and Background
Name of person filing:
Item 2 of the Schedule 13D is hereby amended and supplemented by adding the following: ERM, D&D, Deng Shufen and Dai Siqi are collectively referred to herein as "Reporting Persons," and each, a "Reporting Person." This Schedule 13D is being filed jointly on behalf of the Reporting Persons. A Joint Filing Agreement between the Reporting Persons is attached hereto as Exhibit A.

The Reporting Persons are filing this Amendment jointly pursuant to Rule 13d-1(k)(1) and acknowledge that they may be deemed to constitute a "group" within the meaning of Section 13(d)(3) of the Act. The Joint Filing Agreement previously filed as an exhibit to the Schedule 13D remains in effect.
Residence or business address: The principal business address of Deng Shufen is Rooms 3006-07, China Resources Building, 26 Harbour Road, Wanchai, Hong Kong. The principal business address of Dai Siqi is Rm C 29/F BLK 2 Marinella, 9 Welfare Rd, Hong Kong.
Present principal occupation or employment: Deng Shufen is an authorized signatory of D&D and director designee of D&D to the Issuer's board of directors. Dai Siqi is the sole shareholder and sole director of ERM (which is the sole shareholder of D&D) and an authorized signatory of D&D.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction that resulted in such Reporting Person being subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws, or finding any violation with respect to such laws.
Citizenship: Deng Shufen is a citizen of Hong Kong. Dai Siqi is a citizen of Hong Kong.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

On December 30, 2024, ERM acquired 2,205,882 shares of Common Stock on a pre-Reverse Stock Split basis (equivalent to 367,647 shares after giving effect to the Reverse Stock Split) directly from the Issuer in a private placement of securities by the Issuer to investors, as disclosed in the Issuer's Current Report on Form 8-K relating to such private placement. The source of funds for such acquisition was the working capital of ERM. This Amendment reflects ERM's direct ownership of such shares.

On September 30, 2025, D&D entered into a Purchase and Sale Agreement (the "Whitebox PSA") with Whitebox Multi-Strategy Partners, LP, Whitebox Relative Value Partners, LP, Pandora Select Partners, LP and Whitebox GT Fund, LP (collectively, the "Whitebox Sellers"), pursuant to which D&D purchased an aggregate of 257,743 shares of Common Stock (on a pre-Reverse Stock Split basis, equivalent to approximately 42,957 shares on a post-Reverse Stock Split basis) from the Whitebox Sellers for an aggregate purchase price of $257,743 in cash ($1.00 per share). The Whitebox PSA was entered into concurrently with, and in connection with, the effectiveness of Amendment No. 1 to the Issuer's Senior Secured Loan and Security Agreement, as disclosed in the Issuer's Current Report on Form 8-K filed with the SEC on September 26, 2025. The Whitebox Sellers were affiliates of lenders party to such financing arrangements with the Issuer. The source of funds was the working capital of D&D.

On October 31, 2025, the Issuer effected a 1-for-6 reverse stock split of its Common Stock (the "Reverse Stock Split"). As a result of the Reverse Stock Split, every six shares of Common Stock held by the Reporting Persons were automatically combined into one share of Common Stock. The Reverse Stock Split did not change the proportionate economic or voting interest of the Reporting Persons in the Issuer, and no consideration was paid in connection therewith.

On December 8, 2025, the Issuer closed an underwritten public offering of units, each consisting of one share of Common Stock and one warrant to purchase one share of Common Stock, at a combined public offering price of $4.00 per unit, in connection with which the Common Stock was listed on the NYSE American on December 5, 2025. D&D purchased 1,250,000 units in the offering for an aggregate purchase price of $5,000,000, consisting of 1,250,000 shares of Common Stock and warrants to purchase an aggregate of 1,250,000 shares of Common Stock, at the public offering price of $4.00 per unit. The source of funds was the working capital of D&D. The warrants acquired in the offering are subject to a beneficial ownership limitation that prohibits exercise to the extent the holder would beneficially own in excess of 4.99% of the outstanding Common Stock (the "Warrant Blocker"), which limitation the holder may, upon not less than 61 days' prior notice to the Issuer, elect to increase to 9.99% (but not above 9.99%) of the outstanding Common Stock.

The pledge transactions described in Item 6 did not involve the acquisition of any additional securities of the Issuer by the Reporting Persons, and no funds were used in connection therewith.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Deng Shufen was appointed as an authorized signatory of D&D on May 20, 2026. By virtue of such appointment and the other arrangements described herein, the Reporting Persons may be deemed to have become a group within the meaning of Rule 13d-5(b)(1) under the Act on that date.

Dai Siqi has, since the date ERM acquired its interest in D&D, been the sole shareholder and sole director of ERM and an authorized signatory of D&D. By virtue of such positions, Dai Siqi has shared voting and dispositive power with respect to the securities of the Issuer beneficially owned by ERM and D&D since such date. In connection with the formation of a group with the other Reporting Persons on May 20, 2026 and on review of the prior Schedule 13D filings, the Reporting Persons have determined to identify Dai Siqi as a Reporting Person in this Amendment going forward.

ERM acquired the shares purchased in the December 2024 private placement, D&D acquired the shares purchased from the Whitebox Sellers pursuant to the Whitebox PSA, and D&D acquired the units purchased in the Issuer's December 2025 underwritten public offering, in each case for investment purposes and in connection with the transactions relating to the amendment and restructuring of the Issuer's senior secured financing arrangements and the Issuer's capital-raising and NYSE American listing. As a result of these acquisitions, the Reporting Persons beneficially own, in the aggregate, more than 50% of the outstanding Common Stock.

In May 2026, D&D entered into the Pledge Agreements and Issuer Control Agreements described in Item 6. The purpose of those agreements is to pledge certain shares of Common Stock owned by D&D as collateral to secure payment and performance obligations of third parties under separate transactions unrelated to the Issuer. The Reporting Persons did not enter into the Pledge Agreements or the Issuer Control Agreements with any present plan or proposal to dispose of, or to cause the disposition of, any shares of Common Stock or to effect any of the actions described in paragraphs (a) through (j) of Item 4 of Schedule 13D. The pledged shares remain owned of record and beneficially by D&D, and D&D retains voting and dispositive power with respect to such shares (shared with ERM as described in Item 5) unless and until an event of default occurs and is continuing and the applicable secured party delivers a notice of exclusive control under the applicable Issuer Control Agreement.

The Reporting Persons may from time to time engage in discussions with the Issuer and its management, board of directors, lenders, stockholders and other third parties concerning financing, capitalization, strategic transactions, corporate governance and related matters. Except as set forth in this Item 4 and elsewhere in this Amendment, the Reporting Persons have no present plans or proposals which relate to or would result in any of the matters set forth in paragraphs (a) through (j) of Item 4 of Schedule 13D, although they may, depending on prevailing conditions, acquire additional securities of the Issuer or dispose of securities of the Issuer.

The Whitebox Sellers from whom D&D acquired Common Stock were affiliates of lenders under the Issuer's senior secured financing arrangements, and that purchase was made concurrently with, and in connection with, the amendment of those arrangements. The Reporting Persons hold board nomination rights under the Shareholders Agreement, dated May 25, 2023 (as amended), as described in the Schedule 13D and the Issuer's public filings. Except as described in this Amendment and in the Schedule 13D, the Reporting Persons have no agreements, arrangements or understandings with the Issuer's lenders or their affiliates with respect to the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Persons beneficially own, in the aggregate, 6,363,069 shares of Common Stock, representing approximately 53.5% of the outstanding Common Stock. This amount consists of (i) 5,956,737 shares of Common Stock held directly by D&D, (ii) 38,685 shares of Common Stock issuable upon exercise of currently exercisable warrants held by D&D, and (iii) 367,647 shares of Common Stock held directly by ERM. The foregoing amount excludes 1,250,000 shares of Common Stock issuable upon exercise of warrants held by D&D that were acquired in the Issuer's December 2025 public offering. Those warrants are subject to the Warrant Blocker, which currently prohibits exercise to the extent the holder would beneficially own in excess of 4.99% of the outstanding Common Stock and which the holder may, upon not less than 61 days' prior notice to the Issuer, elect to increase to 9.99% (but not above 9.99%) of the outstanding Common Stock. No portion of those warrants is exercisable within 60 days of the date of this Amendment because (i) the Warrant Blocker is currently set at 4.99% and D&D beneficially owns Common Stock substantially in excess of 4.99% of the outstanding Common Stock; (ii) any election by D&D to increase the Warrant Blocker requires not less than 61 days' prior notice to the Issuer and therefore cannot take effect within the 60-day period; and (iii) if and when the Warrant Blocker were so increased to 9.99%, D&D would continue to beneficially own Common Stock substantially in excess of 9.99% of the outstanding Common Stock, with the result that no portion of the warrants would become exercisable upon any such increase. Accordingly, none of the shares underlying those warrants are included in the Reporting Persons' beneficial ownership under Rule 13d-3(d)(1)(i).

The percentage set forth above is based on 11,857,086 shares of Common Stock outstanding as of May 8, 2026, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on May 13, 2026, plus the 38,685 shares of Common Stock issuable upon exercise of the currently exercisable warrants referenced above.
Number of shares as to which each person has sole or shared power to vote or dispose: Each Reporting Person may be deemed to beneficially own all 6,363,069 shares. ERM holds sole voting and dispositive power over the 367,647 shares it holds directly, and shares voting and dispositive power with D&D over the 5,956,737 shares (and 38,685 warrant shares) held by D&D, of which ERM is the sole shareholder. D&D shares voting and dispositive power with ERM over the 5,956,737 shares (and 38,685 warrant shares) it holds directly; the 367,647 shares held directly by ERM are attributed to D&D solely by virtue of the Reporting Persons' status as a group under Rule 13d-5(b)(1). Deng Shufen and Dai Siqi are mother and son, respectively, Dai Siqi is the sole shareholder and sole director of ERM and an authorized signatory of D&D, and Shufen Deng, as an authorized signatory of D&D. By virtue of these relationships and their status as members of a group under Rule 13d-5(b)(1), each of Deng Shufen and Dai Siqi may be deemed to share voting and dispositive power with respect to the 6,363,069 shares beneficially owned by the Reporting Persons as a group, in each case solely by virtue of their respective positions and the Reporting Persons' status as a group under Rule 13d-5(b)(1). Each of D&D, Dai Siqi and Shufen Deng disclaims beneficial ownership of the securities of the Issuer held by ERM, except to the extent of any pecuniary interest therein; each of Dai Siqi and Shufen Deng disclaims beneficial ownership of the securities of the Issuer held by D&D, except to the extent of any pecuniary interest therein.
Transactions in the class effected during the past sixty days:
Neither of the Reporting Persons effected any transaction in the Common Stock during the 60 days preceding the date of this Amendment. The acquisitions described in Items 3 and 4 occurred more than 60 days prior to the date of this Amendment. The grants of security interests in shares of Common Stock by D&D pursuant to Pledge Agreement A and Pledge Agreement B (each as defined in Item 6) did not constitute a transfer or other disposition of such shares for purposes of this Item 5(c).

The shares pledged pursuant to Pledge Agreement A and Pledge Agreement B described in Item 6 consist of shares already beneficially owned by D&D and do not represent additional shares beneficially owned by the Reporting Persons. The aggregate number of shares pledged under Pledge Agreement A and Pledge Agreement B (5,950,000 shares) does not exceed the number of shares directly held by D&D, and no overlap between the two pledged share blocks is required to reconcile to D&D's direct holdings. Prior to the occurrence and continuation of an event of default under the applicable Pledge Agreement and the delivery of a notice of exclusive control under the applicable Issuer Control Agreement, the pledges do not transfer voting, investment or dispositive power over the pledged shares to the applicable secured party, and D&D continues to be the beneficial owner of the pledged shares for purposes of Rule 13d-3 under the Act.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of an employee benefit plan, pension fund or endowment fund is not required.
Other persons with the right to receive dividends or sale proceeds: Other than the secured parties' contingent rights with respect to the pledged shares following an uncured event of default under the applicable Pledge Agreement, as described in Item 6, no other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock beneficially owned by the Reporting Persons.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 of the Schedule 13D is hereby amended and supplemented by adding the following at the end thereof:

Whitebox Purchase and Sale Agreement

On September 30, 2025, D&D and the Whitebox Sellers entered into the Whitebox PSA, pursuant to which D&D purchased an aggregate of 257,743 shares of Common Stock (on a pre-Reverse Stock Split basis) at $1.00 per share. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the full text of the Whitebox PSA, filed as an exhibit hereto.

Underwriting Agreement and December 2025 Public Offering

In connection with the Issuer's December 2025 underwritten public offering, D&D purchased units (each consisting of one share of Common Stock and one warrant) at the public offering price of $4.00 per unit, as described in Item 3. The warrants acquired in the offering are exercisable at $4.50 per share, are exercisable immediately, expire on December 8, 2030, and are subject to the Warrant Blocker. The foregoing description does not purport to be complete and is qualified in its entirety by reference to the Underwriting Agreement and the form of warrant, incorporated by reference from the Issuer's Current Report on Form 8-K filed with the SEC on December 8, 2025.

Pledge Agreement A and Issuer Control Agreement A

On May 27, 2026, D&D Source of Life Holding Ltd. (the "Pledgor") entered into a Pledge Agreement ("Pledge Agreement A") in favor of Allie Chan ("Secured Party A") pursuant to which the Pledgor pledged 4,000,000 shares of Common Stock (the "Pledge A Shares") as collateral to secure certain payment obligations of Dai Sicong, an individual, under that certain Share Purchase Agreement, dated January 7, 2026, by and between Secured Party A and Dai Sicong (the "Share Purchase Agreement"), relating to certain sale and purchase arrangements in respect of shares of Baolingbao Biology Co., Ltd., a company unrelated to the Issuer.

On May 27, 2026, the Pledgor, Secured Party A and the Issuer entered into an Issuer Control Agreement ("Issuer Control Agreement A") to perfect Secured Party A's security interest in the Pledge A Shares. Following the delivery of a notice of exclusive control by Secured Party A after the occurrence and during the continuation of an event of default, the Issuer has agreed to comply with instructions from Secured Party A regarding the Pledge A Shares, including instructions relating to dividends, distributions, and sale or liquidation, subject to applicable transfer restrictions.

Pre-default rights. Prior to the occurrence and continuation of an event of default under Pledge Agreement A and delivery of a notice of exclusive control under Issuer Control Agreement A, (i) the Pledgor retains the sole right to vote and consent with respect to the Pledge A Shares, (ii) the Pledgor retains the right to receive dividends and distributions in respect of the Pledge A Shares, and (iii) Secured Party A has no right to direct the voting, transfer or disposition of the Pledge A Shares, and no consent of Secured Party A is required for the Pledgor to vote or take other ordinary-course actions with respect to the Pledge A Shares.

Events of default; transfer restrictions. Events of default include uncured payment breaches by Dai Sicong under the Share Purchase Agreement and breaches of Pledge Agreement A by the Pledgor. Upon a continuing event of default, Secured Party A may exercise legal and equitable remedies, including sale or other disposition of the Pledge A Shares. Secured Party A's rights are subject at all times to applicable transfer restrictions, including contractual restrictions, the policies and procedures of the Issuer, and applicable securities laws, and Secured Party A may not transfer or dispose of the Pledge A Shares at any time when a transfer restriction applicable to the Pledgor is in effect.

Pledge Agreement B and Issuer Control Agreement B

On May 27, 2026, the Pledgor entered into a separate Pledge Agreement ("Pledge Agreement B") in favor of Harmony Apex Investment Limited ("Secured Party B") pursuant to which the Pledgor pledged 1,950,000 shares of Common Stock (the "Pledge B Shares") as collateral to secure the indebtedness and obligations of Cedarwalk Biotech Hong Kong Limited, as borrower, under that certain Loan Agreement, dated January 7, 2026, by and between Secured Party B and Cedarwalk Biotech Hong Kong Limited (the "Loan Agreement"). The proceeds of the Loan Agreement are for use by Cedarwalk Biotech Hong Kong Limited to make certain investments in a company unrelated to the Issuer.

On May 27, 2026, the Pledgor, Secured Party B and the Issuer entered into an Issuer Control Agreement ("Issuer Control Agreement B") to perfect Secured Party B's security interest in the Pledge B Shares, on terms substantially similar to those of Issuer Control Agreement A.

Pre-default rights. Prior to the occurrence and continuation of an event of default under Pledge Agreement B and delivery of a notice of exclusive control under Issuer Control Agreement B, (i) the Pledgor retains the sole right to vote and consent with respect to the Pledge B Shares, (ii) the Pledgor retains the right to receive dividends and distributions in respect of the Pledge B Shares, and (iii) Secured Party B has no right to direct the voting, transfer or disposition of the Pledge B Shares, and no consent of Secured Party B is required for the Pledgor to vote or take other ordinary-course actions with respect to the Pledge B Shares.

Events of default; transfer restrictions. Events of default include an event of default under the Loan Agreement and breaches of Pledge Agreement B by the Pledgor. Upon a continuing event of default, Secured Party B may exercise legal and equitable remedies, including sale or other disposition of the Pledge B Shares. Secured Party B's rights are subject at all times to applicable transfer restrictions, including contractual restrictions, the policies and procedures of the Issuer, and applicable securities laws, and Secured Party B may not transfer or dispose of the Pledge B Shares at any time when a transfer restriction applicable to the Pledgor is in effect.

The aggregate number of shares pledged under Pledge Agreement A and Pledge Agreement B (5,950,000 shares) does not exceed the 5,956,737 shares of Common Stock held directly by D&D. Accordingly, the Pledge A Shares and the Pledge B Shares are capable of being identified as separate, non-overlapping blocks of Common Stock within D&D's directly held position. Except following the occurrence and continuation of an event of default under the applicable Pledge Agreement and the delivery of a notice of exclusive control under the applicable Issuer Control Agreement, D&D retains voting and dispositive power over the Pledge A Shares and the Pledge B Shares.

The Reporting Persons are not party to any intercreditor or other priority agreement with respect to the pledged shares.

The foregoing descriptions of the Whitebox PSA, Pledge Agreement A, Issuer Control Agreement A, Pledge Agreement B and Issuer Control Agreement B do not purport to be complete and are qualified in their entirety by reference to the full text of such agreements, which are filed as exhibits to this Schedule 13D. Deng Shufen is the mother of Dai Siqi. Except as set forth in this Item 6 or in the Schedule 13D, the Reporting Persons have no contracts, arrangements, understandings or relationships with any person with respect to any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Exhibit 99.1 Purchase and Sale Agreement, dated as of September 30, 2025, by and among Whitebox Multi-Strategy Partners, LP, Whitebox Relative Value Partners, LP, Pandora Select Partners, LP, Whitebox GT Fund, LP, and D&D Source of Life Holding Ltd.

Exhibit 99.2 Underwriting Agreement, dated December 4, 2025, between Reed's, Inc. and A.G.P./Alliance Global Partners, as representative of the underwriters (incorporated by reference to the Issuer's Current Report on Form 8-K filed December 8, 2025).

Exhibit 99.3 Pledge Agreement, dated as of May 27, 2026, between D&D Source of Life Holding Ltd. and Allie Chan.

Exhibit 99.4 Issuer Control Agreement, dated as of May 27, 2026, by and among D&D Source of Life Holding Ltd., Allie Chan, and Reed's, Inc.

Exhibit 99.5 Pledge Agreement, dated as of May 27, 2026, between D&D Source of Life Holding Ltd. and Harmony Apex Investment Limited.

Exhibit 99.6 Issuer Control Agreement, dated as of May 27, 2026, by and among D&D Source of Life Holding Ltd., Harmony Apex Investment Limited, and Reed's, Inc.

Exhibit 99.7 Joint Filing Agreement, dated as of May 20, 2026, by and among Era Regenerative Medicine Ltd, D&D Source of Life Holding Ltd., Dai Siqi and Deng Shufen.

## Signatures
- DENG, SHUFEN: /s/ Deng Shufen, Deng Shufen, Individual (06/05/2026)
- Era Regenerative Medicine Ltd: /s/ Dai Siqi, Dai Siqi, Director (06/05/2026)
- D&D Source of Life Holding Ltd.: /s/ Dai Siqi, Dai Siqi, Authorized Signatory (06/05/2026)
- DAI, SIQI: /s/ Dai Siqi, Dai Siqi, Individual (06/05/2026)